FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 1, 2013 – Total Voting Rights
2.	Press release dated August 27, 2013 – ARM Acquires Sensinode Oy to Accelerate the Internet of Things and Support 30 Billion Connected Devices by 2020
3.	Press release dated August 29, 2013 – Director's share award

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2013

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 31 July 2013 consists of 1,397,631,088 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,397,631,088.

The above figure 1,397,631,088 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

Item 2

ARM Acquires Sensinode Oy to Accelerate the Internet of Things and Support 30 Billion Connected Devices by 2020

ARM will offer Sensinode technology commercially and provide developer access through the ARM mbed project, for rapidly creating designs and applications for the Internet of Things

CAMBRIDGE, UK – August 27, 2013 – ARM today announced that it has acquired Sensinode Oy, a provider of software technology for the Internet of things (IoT). The privately-held company has led the creation of the 6LoWPAN and CoAP standards for low cost low power devices, and has been a key contributor to the IETF, ZigBee IP, ETSI and OMA standardization efforts. ARM will continue the commercial offering of Sensinode’s NanoStack and NanoService products to existing and new customers.

The IoT is the next evolution of the Internet where products of all types and capabilities are connected. IMS Research forecasts that there will be 30 billion connected devices by 2020*. The ARM Cortex® family of processors and collaborative mbed project, together with Sensinode’s NanoStack and NanoService offering, provide the ideal foundation for thousands of new applications including wireless sensors, smart connected appliances, home health applications, and wearable electronics. The technology is also applicable to M2M applications using cellular connections and the new OMA Lightweight M2M standard for device management.

The proliferation of these open standards will be accelerated through the ARM mbed project. mbed is an industry collaboration to deliver fundamental open source hardware and software building blocks for rapid development of intelligent connected devices. This includes support for microcontrollers, radios, peripherals, middleware and cloud services. Adding Sensinode’s technology will enable developers to easily create IoT applications incorporating and supporting these open standards.

“ARM is dedicated to enabling a standards-based Internet of Things where billions of devices of all types and capabilities are connected through interoperable Internet Protocols and Web Services,” said John Cornish, executive vice president and general manager, System Design Division, ARM. “Sensinode is a pioneer in software for low cost low power internet connected devices and has been a key contributor to open standards for IoT. By making Sensinode expertise and technology accessible to the ARM Partnership and through the ARM mbed project we will enable rapid deployment of thousands of new and innovative IoT applications.”

“Sensinode is a leader in the definition and implementation of new standards and products for connecting large numbers of low cost low power devices to the Internet,” said Adam Gould, CEO of Sensinode. “The ARM architecture together with Sensinode’s software technology covering 6LoWPAN, CoAP, and OMA Lightweight M2M with advanced security will provide a compelling solution for Internet of Things developers.”

* Bill Morelli, analyst, Electronics & Media, IHS, ‘ARM to Bring the Internet of Things to Life at its Cambridge Campus’, 25 July 2013

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/communityARM
Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

Item 3

Director's share award

ARM Holdings plc (the “Company”) announces that Simon Segars, who became CEO of the Company on 1 July 2013, received a conditional award over 11,280 shares under the Company's Long Term Incentive Plan (“LTIP”) on 13 August 2013.  This conditional award, which was approved by the Remuneration Committee after notification to larger shareholders, reflects the increase in salary following his appointment as CEO. The performance period for this award is 1 July 2013 to 30 June 2016.  The total number of conditional awards held by Mr Segars under the LTIP is now 136,887.

The mid market closing price on 12 August 2013, being the business day prior to the date of this award, was 886.5 pence per share.